Exhibit 99.22

LARGO RESOURCES LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders of common shares (“Shares”) of Largo Resources Ltd. (“Largo”) will be held by way of live webcast on June 8, 2020 at 11:00 a.m. (Toronto time), for the following purposes:

1.                           to receive Largo’s audited consolidated financial statements for the years ended December 31, 2019 and 2018 and the auditor’s report thereon;

2.                          to elect the directors of Largo;

3.                          to appoint PricewaterhouseCoopers LLP as Largo’s auditors, to hold office until the next annual meeting of shareholders, and to authorize the directors to fix their remuneration;

4.                           to authorize and approve the Company’s Share Compensation Plan, including amendments thereto, and the unallocated entitlements issuable thereunder; and

5.                         to transact such further or other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

The specific details of the matters to be considered at the Meeting are set forth in the accompanying management information circular.

Due to restrictions relating the Global COVID-19 pandemic, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, Largo is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with Largo as well as other shareholders. Shareholders will not be able to attend the Meeting in person.

Registered shareholders (being shareholders who hold their Shares directly, registered in their own names) and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at htt ps:// web.lumiagm.com/233009732. Non-registered shareholders (being shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able attend the Meeting as guests, however they will not be able to vote at the Meeting.

As a shareholder of Largo, it is very important that you read the accompanying management information circular dated May 1, 2020 (the “Circular”) and other Meeting materials carefully. They contain important information with respect to voting your Shares and attending and participating at the Meeting.

A shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This MUST be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your Shares, including if you are a non-registered shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder by 11:00 a.m. (Toronto time) on June 4, 2020. Failure to register the proxyholderwill result in the proxyholder not receiving a Username to participate in the Meeting. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting. In order to register a proxyholder, whether yourself or a third party, shareholders MUST email TSX Trust Company (“TSX Trust”) at tmxeinvestorservices@t mx.com with their proxyholder’s contact information, so that TSX Trust may provide the proxyholder with a Username via email.

If you are a registered shareholder and are unable to attend the Meeting online please date and execute the accompanying form of proxy and return it in the envelope provided to TSX Trust, Largo’s transfer agent, at 100 Adelaide Street W., Ste. 301, Toronto, ON, MSH 4Hl by no later than 11:00 a.m. (Toronto time) on June 4, 2020 or48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.

If you are not a registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

Largo’s directors have fixed May 1, 2020 as the record date. Holders of Shares at the close of business on May 1, 2020 are entitled to receive notice of and to vote at the Meeting or any postponement(s) or adjournment(s) thereof.

DATED at Toronto, Ontario this 1st day of May, 2020.

By Order of the Board of Directors

(Signed) “Paulo Misk”
Director and Chief Executive Officer